EXHIBIT 12

AMERICAN EXPRESS COMPANY

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED

STOCK DIVIDENDS

(Dollars in Millions)

	Three Months Ended March 31,	Years Ended December 31,

	2016	2015	2014	2013	2012	2011

Earnings:

Pretax income from continuing operations	$2,184	$7,938	$8,991	$7,888	$6,451	$6,956

Interest expense(a)	425	1,623	1,707	1,958	2,226	2,320

Other adjustments(b)	27	118	402	133	117	124

Total earnings	$2,636	$9,679	$11,100	$9,979	$8,794	$9,400

Fixed charges:

Interest expense	$425	$1,623	$1,707	$1,958	$2,226	$2,320

Other adjustments(c)	14	62	79	93	102	94

Total fixed charges	439	1,685	1,786	2,051	2,328	2,414
Preferred stock dividends	21	62	—	—	—	—

Total fixed charges and preferred stock dividends	$460	$1,747	$1,786	$2,051	$2,328	$2,414

Ratio of earnings to combined fixed charges and preferred stock dividends	5.73	5.54	6.22	4.87	3.78	3.89

(a)

Included in interest expense is interest expense related to the Card Member lending activities, international banking operations, and charge card and other activities in the Consolidated Statements of Income. Interest expense does not include interest on liabilities recorded under GAAP governing accounting for uncertainty in income taxes. The Company’s policy is to classify such interest in income tax provision in the Consolidated Statements of Income.

(b)

For purposes of the “earnings” computation, “other adjustments” include adding the amortization of capitalized interest, the net loss of affiliates accounted for under the equity method whose debt is not guaranteed by the Company, the noncontrolling interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense, and subtracting undistributed net income of affiliates accounted for under the equity method.

(c)	For purposes of the “fixed charges” computation, “other adjustments” include capitalized interest costs and the interest component of rental expense.